Exhibit 99.1

STRATASYS REPORTS PRELIMINARY FIRST QUARTER 2015 FINANCIAL RESULTS

Anticipates revenue in the range of $171 to $173 million

Expects non-GAAP net income in the range of $1.0 to $2.0 million, or $0.02 to $0.04 per diluted share and a GAAP net loss in the range of $208 to $173 million, or ($4.09) to ($3.40) per share

Immediate plan to reduce 2015 operating and capital expenditures

Remains committed to long-term investment plan

Provides updated 2015 guidance

Company to announce final first quarter 2015 financial results on May 11, 2015 at 8:30 a.m. (ET)

MINNEAPOLIS & REHOVOT, Israel — April 28, 2015 — Stratasys Ltd. (NASDAQ: SSYS) today announced preliminary first quarter 2015 results as well as updated 2015 financial guidance.  The Company expects to report first quarter revenue in the range of $171 to $173 million; these results reflect negative impact of a stronger U.S. dollar in the amount of approximately $8.7 million when compared to foreign currency exchange rates last year.  This represents an increase of approximately 14% over revenues for the first quarter of 2014, or 20% on a constant currency basis.

The Company expects non-GAAP net income in the range of $1.0 to $2.0 million or $0.02 to $0.04 per diluted share.  The Company expects to report a GAAP net loss in the range of $208 to $173 million or ($4.09) to ($3.40) per share.  Gross margin on a non-GAAP basis is expected to fall by approximately 190 basis points in the first quarter over the fourth quarter of last year, mainly due to mix change; and the Company is expected to generate a small non-GAAP operating loss for the period. These are preliminary results based on current expectations and are subject to quarter-end closing adjustments; actual results may differ.

The Company’s first quarter results were lower than expected across most geographies and industries compared to growth levels the Company has experienced historically, excluding revenues for both consumables and customer support, which grew as expected.  The Company believes that the overall shortfall was due primarily to the following:

•                  A decline in relevant capital spending within certain regions and industries, particularly in North America;

•                  Negative impact from foreign currency exchange, which impacted revenue in the first quarter by approximately $8.7 million when calculating revenue utilizing the comparable exchange rate from last year;

•                  Increased M&A activity among a few of the company’s largest channel partners in North America, which contributed to a slower than expected sales ramp up amongst those partners;

•                  The introduction of eight additional products over the course of the second half of 2014 to complete the Connex Triple Jetting Technology portfolio resulted in slower than expected adoption of the high-end Connex platforms within the channel, and delays in customer purchases;

•                  Following accelerated growth in Asia Pacific and Japan over the past several years, a slower than expected channel ramp up in certain parts of the region.

“We are disappointed with our first quarter results,” said David Reis, Chief Executive Officer of Stratasys. “Our industry still remains in the early phases of adoption, and our belief in the long-term opportunity remains unchanged. Despite these first quarter challenges, we remain focused on our current strategies to drive sales growth and adoption, and are committed to our multi-year investment plan. As we look to the future, the 3D printing market presents an attractive opportunity that is ripe for expansion over the next several years.  We are observing an attractive pipeline of future opportunities, as lead generation is increasing. As we look forward, we continue to see additive manufacturing being used to transform manufacturing and design processes across a widening range of sectors.”

Reduction in Capital and Operating Expenditures

While the Company remains confident in its long-term market prospects, in light of the current growth environment, management has re-examined its 2015 operating plans and has taken immediate action to adjust near-term operating expenditures for the remainder of 2015, and is reducing 2015 capital expenditures plans to a level of $80 to $110 million.  The Company expects to see a bottom-line benefit of these actions throughout 2015.  The Company continues to expect total operating expenses, as a percent of revenues, to be in the range of 46% to 47% for 2015.

The Company’s commitment to its multi-year investment plan that focuses on enhancing vertical industry solutions, expands customer support services, accelerates product development, and builds an enhanced sales and marketing infrastructure will remain unchanged.

MakerBot revenue declined by 18% in the first quarter over last year. The Company has initiated a reorganization within MakerBot that is intended to focus efforts at MakerBot on improving and iterating products, growing the 3D ecosystem, and expanding the focus on professional, education and consumer markets. As the reorganization progresses, MakerBot growth rates are expected to ramp up to, or exceed, overall company averages by 2016.

The Company has re-examined the long term operating plan of the MakerBot reporting unit, and expects to recognize an additional non-cash impairment charge of approximately $150 to $200 million in the first quarter. These results are based on current expectations and are subject to quarter-end closing adjustments.

2015 Guidance Update

The Company updated its guidance for full-year 2015 as follows:

•                  Total revenue in the range of $800 to $860 million, with non-GAAP net income in the range of $63 to $90 million, or $1.20 to $1.70 per diluted share.

•                  GAAP net loss of $245 million to $179 million, or ($4.79) to ($3.50) per share.

•                  Capital expenditures of $80 to $110 million.

•                  Total operating expenses in 2015 are expected to be in the range of 46% to 47% of anticipated revenues.

•                  Projected Non-GAAP net income is expected to be derived disproportionately from the second half of fiscal 2015, driven by the projected timing of revenue and operating expenses.

•                  Non-GAAP earnings guidance excludes $85 million of projected amortization of intangible assets; $32 million to $35 million of share-based compensation expense; $28 million to $30 million in non-recurring expenses related to acquisitions; $150 to $200 million in goodwill and other intangible asset impairment expense; and includes $26 million to $42 million in tax expenses related to Non-GAAP adjustments.

Although it has revised its opex and capex expectations, the Company noted that it maintains the ability to adjust spending levels if market demand improves.

Stratasys Ltd. Q1-2015 Conference Call Details

Stratasys will hold a conference call to discuss its first quarter financial results on May 11, 2015 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the “Investors” tab; or directly at the following web address: http://edge.media-server.com/m/p/crxxdwm3.

The conference call script and accompanying slide presentation will be available on the Stratasys Web site at www.stratasys.com under the “Investors” tab.

To participate by telephone, the domestic dial-in number is (800) 299-9630 and the international dial-in is (617) 786-2904. The access code is 43637463. Investors are advised to dial into the call at least ten minutes prior to the call to register.

The webcast will be available for 90 days on the “Investors” page of the Stratasys Web site or by accessing the provided web address.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “projected,” “guidance,” “preliminary,” “future,” “planned,” “committed,”  or other words. These forward-looking statements include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company has not finalized its financial results for the first quarter, and so unexpected adjustments may cause final results to differ from projected results; the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, and Harvest Technologies after their acquisitions and to successfully put in place and execute an effective post-merger integration plans; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the company’s annual report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”), in the “Risk Factors” attached as Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K furnished by the company to the SEC on the date hereof, and in other reports that the company has furnished to, or filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The information discussed within this release includes financial results and projections that are in accordance with accounting principles generally accepted in the United States of America (GAAP). In addition, certain non-GAAP financial measures have been provided excluding certain charges, expenses and income. The non-GAAP measures should be read in conjunction with the corresponding GAAP measures and should be considered in addition to, and not as an alternative or substitute for, the measures prepared in accordance with GAAP. The non-GAAP financial measures are included in an effort to provide information that investors may deem relevant to evaluate results from the company’s core business operations and to compare the company’s performance with prior periods. The non-GAAP financial measures primarily identify and exclude certain discrete items, such as merger-related expenses, goodwill and other intangible assets impairment expenses, amortization expenses and expenses associated with share-based compensation required under ASC 718. The company uses these non-GAAP financial measures for evaluating comparable financial performance against prior periods.

This release is available on the Stratasys web site at www.stratasys.com

Stratasys Ltd. (Nasdaq:SSYS), headquartered in Minneapolis, Minnesota and Rehovot, Israel, is a leading global provider of 3D printing and additive and additive manufacturing solutions. The company’s patented FDM®, PolyJet™ and WDM™ 3D Printing technologies produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include 3D printers for idea development, prototyping and direct digital manufacturing. Stratasys subsidiaries include MakerBot and Solidscape, and the company operates a digital-manufacturing service comprising RedEye, Harvest Technologies and Solid Concepts. Stratasys has more than 2,800 employees, holds over 600 granted or pending additive manufacturing patents globally, and has received more than 25 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Stratasys Ltd.

Shane Glenn, 952-294-3416

VP Investor Relations

shane.glenn@stratasys.com

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2015

(in millions, except per share data)

GAAP net loss	($245) to ($179)

Adjustments
Stock-based compensation expense	$32 to $35
Intangible assets amortization expense	$85
Goodwill and other intangible asset impairment	$150 to $200
Merger related expense	$28 to $30
Tax expense related to Non-GAAP adjustments	($26) to ($42)

Non-GAAP net income	$63 to $90

GAAP loss per share	($4.79) to ($3.50)

Non-GAAP diluted earnings per share	$1.20 to $1.70